VIA EDGAR
August 31, 2012
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C.  20549

Re:	Next Fuel, Inc. Registration Statement on Form S-1 File No. (333-182474) and Post-Effective Amendment No 1 to Registration Statement on Form S-1 (File No. 333-175466)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, and Post-Effective Amendment to Registration Statement be accelerated such that they shall become effective on September 10, 2012 or as soon thereafter as possible.

The registrant acknowledges that:

1.           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

3.           the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

Yours truly, Next Fuel, Inc. By: /S/ Robert H. Craig Robert H. Craig Chief Executive Officer